Exhibit 99.1

TEEKAY AND BROOKFIELD ANNOUNCE STRATEGIC PARTNERSHIP AND INVESTMENT IN TEEKAY OFFSHORE

Hamilton, Bermuda, July 26, 2017 - Teekay Corporation (Teekay or Teekay Parent) (NYSE:TK) and Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO) today announced that they have agreed to enter into a strategic partnership with Brookfield Business Partners L.P. (NYSE:BBU) (TSX: BBU.UN), together with its institutional partners (collectively Brookfield). This transaction is part of a comprehensive solution for Teekay Offshore, which includes a $640 million equity investment and other financing initiatives detailed below.

Highlights

•	Brookfield is attracted to Teekay Offshore’s high-quality contracted cash flows and market leading positions in the offshore production and logistics space

•	Comprehensive solution significantly strengthens Teekay Offshore’s balance sheet

•	Fully finances Teekay Offshore’s existing growth projects, which are expected to provide significant near-term cash flow growth

•	Positions Teekay Offshore to better service its customers and take advantage of future growth opportunities

•	Teekay Offshore has ordered two shuttle tanker newbuildings, which will serve under the Master Agreement with Statoil, with the option to order two additional vessels under similar terms

“We are excited to have Brookfield join us as a strategic partner and co-sponsor of Teekay Offshore, which is a strong endorsement of Teekay Offshore’s leading market positions in the marine infrastructure space,” commented Kenneth Hvid, Teekay’s President and CEO. “The combination of Teekay’s operational platform and Brookfield’s global business platform and access to long-term capital is a complementary fit and creates one of the world’s strongest offshore marine infrastructure companies. Out of the range of alternatives evaluated, we believe this comprehensive solution represents the best possible outcome for all of our long-term stakeholders and positions Teekay Offshore to benefit from an energy market recovery. This transaction maintains the stability of Teekay Offshore’s significant forward cash flows and also improves Teekay Parent’s financial position by eliminating all of its financial guarantees to Teekay Offshore and increasing its own liquidity by approximately $140 million. This will enhance Teekay Parent’s ability to be a supportive sponsor to all of its Daughter companies going forward.”

“Brookfield’s co-sponsorship in Teekay Offshore provides both immediate and long-term benefits,” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd. “This transaction fully finances Teekay Offshore’s existing growth projects which, when delivered over the next few quarters, are expected to contribute an incremental $200 million of run-rate annual cash flow from vessel operations. Longer-term, the co-sponsorship of Brookfield and Teekay will provide greater access to capital, which will enable Teekay Offshore to better service its customers and take advantage of future growth opportunities as the global energy markets recover. Our recent order of shuttle tanker newbuildings to service Teekay Offshore’s North Sea Master Agreement with Statoil is just one example of the customer demand we are already seeing for our offshore production and logistics services.”

“Teekay Offshore has established itself as a global leader in the provision of marine services to the offshore oil production industry,” said Cyrus Madon, CEO of Brookfield Business Partners. “Our investment represents an opportunity to acquire a high quality, highly contracted business with presence in attractive markets, and we look forward to supporting Teekay Offshore with its continued growth.”

Summary of the Comprehensive Solution

•	Brookfield and Teekay will invest $610 million and $30 million, respectively, in Teekay Offshore at a price of $2.50 per common unit and receive 65.5 million Teekay Offshore warrants (Warrants) on a pro rata basis. Following the investment, Brookfield will own approximately 60 percent and Teekay will own approximately 14 percent of the common units of Teekay Offshore;

•	Brookfield will acquire from Teekay Parent both a 49 percent interest in Teekay Offshore GP LLC (TOO GP), the general partner of Teekay Offshore, and an option to acquire an additional 2 percent of TOO GP subject to the satisfaction of certain conditions. On closing, Brookfield will have the right to elect four members to the nine-member Board of Directors of TOO GP;

•	Teekay Offshore will repurchase and cancel all $304 million of the outstanding Series C-1 and Series D preferred units from the existing unitholders for an aggregate amount of approximately $250 million in cash, which will save approximately $28 million in annual distributions;

•	Teekay Offshore has reached agreement in principle with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date out to September 30, 2018, in exchange for a certain principal prepayment, subject to receipt of lenders’ final internal approvals;

•	Brookfield will acquire from Teekay Parent an existing $200 million intercompany loan previously extended to Teekay Offshore in exchange for $140 million in cash and 11.4 million of the Warrants to be issued to Brookfield. Brookfield has agreed to extend the maturity date of the intercompany loan from 2019 to 2022;

•	Teekay Offshore will transfer its shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, Teekay Shuttle Tankers LLC (ShuttleCo). As part of the formation of ShuttleCo, a majority of Teekay Offshore’s shuttle tanker fleet will be refinanced with a new $600 million, five-year debt facility, and two 50 percent-owned vessels will be refinanced with a new $71 million, four-year debt facility. In addition, an existing $250 million debt facility secured by the three East Coast Canada newbuildings, and an existing $143 million private placement project bond financing secured by two vessels, will be transferred from Teekay Offshore to ShuttleCo;

•	A significant portion of Teekay Offshore’s Norwegian Kroner (NOK) bond series due to mature in late-2018 and early-2019 is expected to be repurchased with proceeds from a new five-year, up to $250 million U.S. dollar denominated bond offering by ShuttleCo in the Norwegian bond market; and

•	Certain financial institutions providing interest rate swaps to Teekay Offshore have agreed to (i) lower the fixed interest rate on the swaps, (ii) extend the termination option of the swaps by two years to 2021, and (iii) eliminate the financial guarantee and security package currently provided by Teekay Parent in return for a certain prepayment amount and fee.

Distribution Declarations

As a condition of Brookfield’s equity investment, Teekay Offshore has agreed to reduce its existing common unit distribution to reinvest cash in the business and further strengthen the Partnership’s balance sheet. For the quarter ended June 30, 2017, TOO GP has declared a cash distribution of $0.01 per common unit. The cash distribution on the Teekay Offshore common units is payable on August 11, 2017 to all unitholders of record on August 7, 2017.

In addition, TOO GP has declared cash distributions of $0.4531 and $0.5313 per Teekay Offshore Series A Preferred unit and Series B Preferred unit, respectively, for the period from May 15, 2017 to August 14, 2017. The cash distributions on the preferred units are payable on August 15, 2017 to all unitholders of record on August 8, 2017.

Shuttle Tanker Newbuilding Order

In addition to the formation of ShuttleCo, Teekay Offshore has entered into conditional shipbuilding contracts with Samsung Heavy Industries Co., Ltd. to construct two Suezmax-size, DP2 shuttle tanker newbuildings, with options to order up to two additional vessels. These newbuilding vessels will be constructed based on the Partnership’s New Shuttle Spirit design which incorporates proven technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery in 2019 and 2020, these new vessels will provide shuttle tanker services in the North Sea under the Partnership’s existing Master Agreement with Statoil ASA (Statoil), which will free up required vessel capacity to service Teekay Offshore’s contract of affreightment (CoA) portfolio in the North Sea.

The strategic partnership with Brookfield, and related transactions, has been approved by the Board of Directors of Teekay, TOO GP, and Brookfield. Teekay Offshore’s Conflicts Committee, comprised of independent members of the board of directors of TOO GP, also approved the transactions between Teekay Offshore and Brookfield and Teekay Offshore and Teekay. Closing of the transactions, which remains subject to customary conditions, including, among others, regulatory approvals, is expected to occur in the third quarter of 2017.

DNB Markets acted as global coordinator and financial advisor to Teekay Offshore. Houlihan Lokey Capital, Inc. and Potter Anderson & Corroon acted as independent financial and legal advisors to Teekay Offshore’s Conflicts Committee.

Conference Call

Teekay and Teekay Offshore plan to host a conference call on Thursday, July 27, 2017 at 1 p.m. (ET) to discuss the transaction. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-274-0251 or 1-647-794-1827, if outside of North America, and quoting conference ID code 5954628.

•	By accessing the webcast, which will be available on Teekay‘s website at www.teekay.com (the archive will remain on the website for a period of one year).

A supporting presentation will also be available in advance of the conference call start time at www.teekay.com.

About Teekay

Teekay Corporation operates in the marine midstream space through its ownership of the general partners and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of approximately $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,000 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock trades on the New York Stock Exchange under the symbol “TK”.

About Teekay Offshore

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the oil industry, primarily focusing on oil production-related activities of its customers and operating in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.6 billion, comprised of 62 offshore assets, including shuttle tankers, floating production, storage and offloading (FPSO) units, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore’s common units and the Series A and B preferred units trade on the New York Stock Exchange under the symbol “TOO”, “TOO PR A”, and “TOO PR B”, respectively.

About Brookfield Business Partners LP

Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bbu.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Brookfield Business Partners limited partnership units trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BBU” and “BBU.UN”, respectively.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the U.S. Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. Forward-looking statements in this release include, in particular, statements regarding: the proposed investment (the “Investment”) by Brookfield and Teekay in the Partnership and related transactions; the timing and completion of such Investment and transactions; the expected effects of the completion of the Investment and the transactions on the Partnership’s operations and financial condition, including its ability to benefit from an energy market recovery, reduced financial leverage, enhanced liquidity, future access to capital, and increased ability to better service customers and take advantage of future growth opportunities; the expected effects of the completion of such Investment on Teekay, including a release of Teekay from financial guarantees; the future cash flow from vessel operations to be provided by the Partnership’s existing growth projects; required capital expenditures for newbuilding vessels; and the expected employment of the newbuilding shuttle tankers under the Partnership’s agreement with Statoil and the expected required capacity in the Partnership’s CoA fleet in the North Sea. Forward-looking statements are necessary estimates reflecting the judgment of senior management, involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: failure to satisfy the closing conditions of the Investment and related transactions, including, without limitation, obtaining the required approvals from relevant regulatory authorities; any failure of counterparties to agreements with Teekay or the Partnership to perform their commitments relating to the Investment and related transactions; the possible assertion by counterparties to existing contracts with the Partnership that Brookfield’s acquisition of a 49 percent interest in TOO GP requires their consent for the closing; failure to realize the expected benefits of the Investment and related transactions; newbuilding delays and cost overruns relating to the existing growth projects; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; and those factors discussed in the Partnership’s filings from time to time with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2016. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.